SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 13E-3

Rule 13e-3 Transaction Statement Under Section 13(e)
of the Securities Exchange Act of 1934

Xedar Corporation
(Name of the Issuer)

Xedar Corporation
(Name of Person(s) Filing Statement)

Common Stock, No Par Value
(Title of Class of Securities)

984002 20 4
(CUSIP Number of Class of Securities)

Hugh H. Williamson, III
President & Chief Executive Officer
3773 Cherry Creek North Drive, Ste. 995
Denver, CO 80209
(303) 377-0033
(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

With Copies To:
Sean C. Stewart, Esq.
770 Elm Street
Denver, CO 80220

This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$14,000.00	$0.79

*
For purposes of calculating the fee only. This amount assumes the acquisition of 14,000 shares of common stock of the subject company estimated to be acquired from shareholders to which this Rule 13e-3 Transaction Statement relates for $1.00 per share.

**	The filing fee equals $14,000.00 x 0. 00005580 as determined by Rule 0-11(b)(1).

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), by Xedar Corporation (“Xedar” or the “Company”), a Colorado corporation.

Xedar proposes to hold a special meeting of its stockholders to consider an amendment to the Company’s Articles of Incorporation to effect a 1-for-101 reverse stock split of Xedar’s common stock (the “Reverse Stock SplitAs a result of this Reverse Stock Split, (a) each stockholder owning fewer than 101 shares of Xedar immediately before the Reverse Stock Split will receive $1.00 in cash, without interest, for each Xedar common share owned by such stockholder immediately prior to the Reverse Stock Split and will no longer be a stockholder of Xedar; and (b) each stockholder holding 101 or more Xedar shares immediately before the effective time of the Reverse Stock Split will receive one share for each 101 shares held before the Reverse Stock Split and, in lieu of any fractional shares following the Reverse Stock Split, will receive $1.00 in cash, without interest, for any shares held immediately before the Reverse Stock Split that result in the fraction. Based upon the Company’s analysis, it expects to pay approximately $14,000.00 to its stockholders in the aggregate in connection with the Reverse Stock Split.

The primary effect of the Reverse Stock Split will be to reduce the Company’s total number of record holders bellow 300 persons by fully cashing out any shareholders with less than 101 shares. This will allow Xedar to suspend its reporting obligations arising in connection with its common stock under Section 15(d) of the Exchange Act.  In addition, because Xedar has a number of small lot (e.g., in excess of 100 shares but less than 200 shares) and odd lot (i.e., less than 99 shares) shareholders, Xedar may, from time to time, enter into separate, privately negotiated, transactions with various small lot shareholders to purchase such small lot shares.

This Schedule 13E-3 is being filed by the Company with the SEC pursuant to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder on the same day as the Company’s filing of a preliminary proxy statement on Schedule 14A on April 8, 2009 (“Proxy Statement”), filed under Regulation 14A of the Exchange Act. Each of the cross references indicated in the Items of this Schedule 13E-3 shows the location in the Proxy Statement of the information required to be included in response to such Items in this Schedule 13E-3. The information contained in the Proxy Statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the schedules, exhibits, appendices and annexes thereto, including the accompanying proxy card. All information contained in this Schedule 13E-3 concerning Xedar has been supplied by Xedar.

As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion and amendment.  This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement.

Item 1. SUMMARY TERM SHEET

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “REVERSE STOCK SPLIT SUMMARY TERM SHEET.”

Item 2. SUBJECT COMPANY INFORMATION

 (a)         Name and Address.

The Company is a Colorado corporation and its contact information is as follows:

Xedar Corporation
3773 Cherry Creek North Drive, Ste. 995
Denver, CO 80209
(303) 377-0033

(b)          Securities.

As of April 8, 2009, there were 35,318,526 shares of common stock, no par value, issued and outstanding (the “Common Stock”).

(c)          Trading Market and Price.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “VOTING SECURITIES — Market Price of Common Stock.”

(d)          Dividends.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “VOTING SECURITIES — Dividends.”

(e)          Prior Public Offerings.

There has been no underwritten public offering of the subject securities for cash during the past three years.

(f)           Prior Stock Purchases.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “VOTING SECURITIES — Stock Purchases.”

Item 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a)          Name and Address.

The filing person, Xedar, is also the subject company with its address and telephone number provided in Item 2 above. See Item 3(c) below for the background of the Company’s directors and executive officers. The business address of each director and executive officer of the Company is: c/o Xedar Corporation, 3773 Cherry Creek North Drive, Ste. 995, Denver, CO 80209. The business telephone number of each director and executive officer is: c/o Xedar Corporation at (303) 377-0033.

(b)          Business and Background of Entities.

Not applicable.

(c)          Business and Background of Natural Persons.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “REVERSE STOCK SPLIT PROPOSAL — Description and Interest of Certain Persons in Matters to be Acted Upon.”

Item 4. TERMS OF THE TRANSACTION

 (a)(2)     Material Terms.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “REVERSE STOCK SPLIT SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS,” “SPECIAL FACTORS — Purpose of and Reasons for the Reverse Stock Split, — Effects of the Reverse Stock Split, — Fairness of the Reverse Stock Split, — Financing, Source of Funds and Expenses” and “REVERSE STOCK SPLIT PROPOSAL — Summary and Structure, — Material United States Federal Income Tax Consequences, — Accounting Treatment.”

(c)          Different Terms.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “REVERSE STOCK SPLIT SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS,” “SPECIAL FACTORS — Description of the Reverse Stock Split, — Effects of the Reverse Stock Split, — Fairness of the Reverse Stock Split” and “REVERSE STOCK SPLIT PROPOSAL — Summary and Structure.”

(d)          Appraisal Rights.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “REVERSE STOCK SPLIT PROPOSAL — Unavailability of Appraisal or Dissenters’ Rights.”

(e)          Provisions of Unaffiliated Security Holders.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS — Fairness of the Reverse Stock Split.”

(f)          Eligibility for Listing or Trading.

Not applicable.

Item 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

 (a)          Transactions.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.”

(b)          Significant Corporate Events.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS — Fairness of the Reverse Stock Split” and “PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.”

(c)          Negotiations or Contacts.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.”

(e)          Agreements Involving the Subject Company’s Securities.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.”

Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b)          Use of Securities Acquired.

The shares purchased by the Company will be retired and returned to the status of authorized but unissued shares.

(c)          Plans.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “REVERSE STOCK SPLIT SUMMARY TERM SHEET,” “SPECIAL FACTORS — Purpose of and Reasons for the Reverse Stock Split” and “VOTING SECURITIES — Market Price of Common Stock, — Dividends.”

Item 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS IN A GOING–PRIVATE TRANSACTION

 (a)          Purposes.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “REVERSE STOCK SPLIT SUMMARY TERM SHEET” and “SPECIAL FACTORS — Purpose of and Reasons for the Reverse Stock Split.”

(b)          Alternatives.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS — Alternatives to the Reverse Stock Split.”

(c)          Reasons.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “REVERSE STOCK SPLIT SUMMARY TERM SHEET” and “SPECIAL FACTORS — Purpose of and Reasons for the Reverse Stock Split.”

(d)          Effects.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “REVERSE STOCK SPLIT SUMMARY TERM SHEET”, “QUESTIONS AND ANSWERS,” “SPECIAL FACTORS — Description of the Reverse Stock Split, — Effects of the Reverse Stock Split, — Fairness of the Reverse Stock Split” and “REVERSE STOCK SPLIT PROPOSAL — Summary and Structure, — Material United States Federal Income Tax Consequences, — Accounting Treatment.”

Item 8. FAIRNESS OF THE GOING–PRIVATE TRANSACTION

 (a)          Fairness.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “REVERSE STOCK SPLIT SUMMARY TERM SHEET”, “SPECIAL FACTORS — Fairness of the Reverse Stock Split.”

(b)          Factors Considered in Determining Fairness.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “REVERSE STOCK SPLIT SUMMARY TERM SHEET”, “SPECIAL FACTORS — Fairness of the Reverse Stock Split.”

(c)          Approval of Security Holders.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “REVERSE STOCK SPLIT SUMMARY TERM SHEET,” “SPECIAL FACTORS — Fairness of the Reverse Stock Split” and “MEETING AND VOTING INFORMATION — Quorum and Required Vote.”

(d)          Unaffiliated Representative.

The Board of Directors of the Company has not retained an unaffiliated representative to act solely on behalf of the Company’s shareholders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS — Fairness of the Reverse Stock Split.”

(e)          Approval of Directors.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS — Fairness of the Reverse Stock Split, — Conclusion” and “REVERSE STOCK SPLIT PROPOSAL — Background of the Reverse Stock Split, — Recommendation of the Board of Directors.”

(f)          Other Offers.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS — Fairness of the Reverse Stock Split.”

Item 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

 (a)         Report, Opinion or Appraisal.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “REVERSE STOCK SPLIT SUMMARY TERM SHEET,” “SPECIAL FACTORS — Fairness of the Reverse Stock Split,” and “REVERSE STOCK SPLIT PROPOSAL — Background of the Reverse Stock Split, — Recommendation of the Board of Directors.”

(b)          Preparer and Summary of the Report, Opinion or Appraisal.

Not Applicable.

(c)          Availability of Documents.

Not Applicable.

Item 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

 (a)          Source of Funds.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS — Financing, Source of Funds and Expenses.”

(b)          Conditions.

There are no material conditions to financing. There are no alternative financing arrangements to the sources described in “SPECIAL FACTORS — Financing, Source of Funds and Expenses.”

(c)          Expenses.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS — Financing, Source of Funds and Expenses” and “MEETING AND VOTING INFORMATION — Solicitation and Costs.”

(d)          Borrowed Funds.

Not Applicable.

Item 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

 (a)          Securities Ownership.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “REVERSE STOCK SPLIT PROPOSAL — Description and Interest of Certain Persons in Matters to be Acted Upon.”

(b)          Securities Transactions.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “VOTING SECURITIES — Stock Purchases.”

Item 12. THE SOLICITATION OR RECOMMENDATION

 (d)          Intent to Tender or Vote in a Going Private Transaction.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS — Effects of the Reverse Stock Split, — Fairness of the Reverse Stock Split, — Conclusion” and “REVERSE STOCK SPLIT PROPOSAL — Recommendation of the Board of Directors, — Description and Interest of Certain Persons in Matters to be Acted Upon.”

(e)          Recommendations of Others.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS, — Fairness of the Reverse Stock Split.”

Item 13. FINANCIAL STATEMENTS

 (a)          Financial Information.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “FINANCIAL INFORMATION — Summary Historical Financial Information.”

(b)          Pro forma Information.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “FINANCIAL INFORMATION — Pro Forma Financial Information.”

Item 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

 (a)          Solicitations or Recommendations.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “MEETING AND VOTING INFORMATION — Solicitation and Costs.”

(b)          Employees and Corporate Assets.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “MEETING AND VOTING INFORMATION — Solicitation and Costs.”

Item 15. ADDITIONAL INFORMATION

 (b)          Other Material Information.

The information contained in the Proxy Statement, including all appendices and the proxy card attached thereto, is incorporated herein by reference.

Item 16.  EXHIBITS

 (a)(i)     Preliminary proxy Statement on Schedule 14A including all appendices and the proxy card attached thereto, filed by Xedar with the SEC on April 8, 2009 (incorporated herein by reference) (the “Proxy Statement”).

(a)(ii)     Press Release issued by Xedar on April 8, 2009 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Xedar with the SEC on April 8, 2009).

[Signature Page Follows]

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Xedar Corporation

Dated: April ____, 2009	By:	/s/ Hugh H. Williamson, III
Hugh H. Williamson, III, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Description

(a)(i)
Preliminary proxy Statement on Schedule 14A including all appendices and the proxy card attached thereto, filed by Xedar with the SEC on April 8, 2009 (incorporated herein by reference) (the “Proxy Statement”).

(a)(ii)	Press Release issued by Xedar on April 8, 2009 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Xedar with the SEC on April 8, 2009).